Greg Carney Counsel greg.carney@dentons.com D +1 213 243 6105	Dentons US LLP 601 South Figueroa Street Suite 2500 Los Angeles, CA 90017-5704 United States dentons.com

May 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Telemynd, Inc. Draft Registration Statement on form 10-12B Submitted April 5, 2019 CIK No. 0001771077

Dear Mr. Killoy:

On behalf of our client, Telemynd, Inc. (the “Company” or the “Registrant”), we are filing an Amendment No. 1 (the “Amendment”) to the Company’s Draft Registration Statement on Form 10-SB submitted to the Securities and Exchange Commission (the “Commission”) on April 5, 2019 (as amended, the “Registration Statement”). The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated May 2, 2019 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Draft Registration Statement on Form 10 submitted April 5, 2019

Explanatory Note, page 2

1.	We note your statement that “[t]his registration statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to Section 12(b)(1) of the Exchange Act.” As you are filing your Form 10 under Section 12(b) of the Exchange Act, please revise this sentence to reflect that the registration shall become effective in accordance with Section 12(d).

Response: Per the Staff’s comment, the disclosure has been revised in the Amendment as requested.

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Michael Killoy May 22, 2019 Page 2	dentons.com

Exhibit 99.1

Questions and Answers about the Separation and Distribution, page 3

2.	Please describe the specific steps of your merger and spinoff structure and the order of each transaction.

Response: Per the Staff’s comment, the requested disclosure has been included in the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for Three Months Ended December 31, 2018 and 2017 Revenues and Cost of Revenues, page 53

3.	Please revise to provide a robust discussion explaining the specific reasons and factors contributing to material increases in neurometric services revenues and telepsychiatry services revenues during the periods presented.

Response: Per the Staff’s comment, the requested disclosure has been included in the Amendment.

4.	We note that the cost of revenues for neurometric services represents approximately 8%and 92% of neurometric services revenues for the three months ended December 31, 2018 and 2017 respectively, and approximately 50% of neurometric services revenues for the year ended September 30, 2018. Please expand your discussion to disclose the business reasons for the significant changes in cost of revenues relating to neurometric services and telepsychiatry services during the periods presented.

Response: Per the Staff’s comment, the requested disclosure has been included in the Amendment.

Management, page 66

5.	Please add disclosure regarding your related persons transactions. We note, for example, the disclosure on pages F-28 - F-29. See Item 404(d) of Regulation S-K.

Response: Per the Staff’s comment, the requested disclosure has been included in the Amendment.

Material U.S. Federal Income Tax Consequences, page 93

6.	Under “Tax Consequences of the Spin-off to U.S. Holders,” please describe in greater detail how the amount of taxable dividends and capital gains would be calculated and provide an example of the tax consequences based on a recent trading price.

Response: Per the Staff's comment, the requested disclosure has been included in the Amendment.

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成

Michael Killoy May 22, 2019 Page 3	dentons.com

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Variable Interest Entities (VIE), page F-8

7.	We note that during the fiscal year 2018 Arcadian Services entered into management and service agreements with four individual entities. We also note that you consolidated these variable interest entities since you are the primary beneficiary. Please tell us how you comply with the requirements to (a) present assets and liabilities of the VIEs on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25 and (b) provide other VIE disclosures required by ASC 810-10-50. Revise your disclosures as appropriate. In addition, please disclose the amount of retained earnings or net income of VIEs that is restricted or free of restrictions for payment of dividends as required by Rule 4-08(e)(1) of Regulation S-X.

Response: Per the Staff's comment, the requested disclosure has been included in the Amendment.

6. Stockholders’ Equity, page F-17

8.	We note your disclosure here that you issued purchase notices to Aspire Capital to purchase1,180,000 and 884,671 common shares under the first and second purchase agreements respectively. We also note that you issued 2.5 million common shares to Aspire Capital for entering into the second purchase agreement. Please reconcile the shares issued to Aspire Capital disclosed here to the statement of changes in equity on page F-5 and revise your disclosures as appropriate.

Response: Please be advised that Aspire Capital was issued 250,000 common shares for entering the Second Purchase Agreement and not 2.5 million shares as referenced above and on pages F-18 and F-48 of the financial statements. The tables in the Consolidated Statements of Changes in Equity are correctly reflected on page F-5. The references on pages F-18 and F-48 in the Amendment have been revised to correctly denote that only 250,000 shares were issued.

Exhibits

9.	Please file the Equity Purchase Agreement entered into with Mr. Robert Plotkin, the Side Agreement and Seed Capital Amendment with BFTP, and the Guaranty agreement as exhibits. See Item 601(b)(4) and 601(b)(10) of Regulation S-K.

Response: Per the Staff’s comment, each of the above referenced exhibits has been filed with the Amendment.

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成

Michael Killoy May 22, 2019 Page 4	dentons.com

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (213) 243-6105 or Jeffrey Baumel at (973) 912-7189. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Greg Carney
Greg Carney
Counsel
Dentons US LLP

cc:	Patrick Herguth

Chief Executive Officer

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成